April 25, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

> Re: GSV Capital Corp. (the "Company")
> Registration Statement on Form N-2
> File Number 333-180416

Dear Mr. Boehm:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated March 28, 2012, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement Cover Page

We note that the Company has indicated that it will offer its securities in reliance on Rule 415 under the Securities Act of 1933 by checking "the Rule 415 box" and that this manner of offering is confirmed in the plan of distribution section of the Company's prospectus. While the Company has a class of securities registered under the Securities Exchange Act of 1934, at the time the Company filed this registration statement on Form N-2, it had been subject to the reporting requirements of the Exchange Act for less than twelve calendar months. In your response letter, provide the legal basis supporting the Company's reliance on Rule 415 for the method of distribution of the securities being registered on this Form N-2.

Prospectus

At the time of the February 2012 offering of the Company's common stock, the price of its common stock was approximately $18.75 per share. What did the Company's board of directors consider when it determined to price the offering of the Company's common stock at $15 per share? Disclose the findings of the Company's board of directors as to how the offering of the Company's common stock at such a price was in the best interest of the Company's then current shareholders. Disclose the conflicts of interest this presented and how such conflicts were resolved and by whom. Disclose the impact that the pricing of that offering had on the market price of the Company's common stock. Disclose, if true, that the Company may price future offerings of its common stock at below market price and that such discount to market price may be substantial.

Prospectus Cover Page

File the form of "one or more supplements" referenced in the third paragraph that the Company intends to deliver with "this prospectus." Expand the disclosure to make clear that the related prospectus supplement and "this prospectus" will together constitute the prospectus for an offering of the Company's securities.

The fourth paragraph advises that the Company may in the future seek shareholder approval to issue shares of its common stock at a price that is less than its net asset value per share. In your response letter, undertake to file a post-effective amendment to this registration statement at such time that the Fund obtains such shareholder approval, as well as other applicable disclosure pertaining to sales of the Company's common stock at a price below its net asset value.

We note that the prospectus eliminates much of the "Immediate and Substantial Dilution Per Share," "Risk of Loss of Premium to Investors in this Offering," and "Estimated Net Asset Value" cover page and expanded prospectus summary and risk factor disclosure that was included on the prospectus for its February 2012 offering. It appears that such disclosure should be included, as applicable, in the prospectus supplement that is used for any offering of the Company's common stock.

In the last sentence of the fifth paragraph insert the phrase "or otherwise" after the word "dealers."

In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

About This Prospectus

The fifth sentence indicates that the Company will provide a prospectus supplement that will contain specific information about the terms of an offering of the Company's common stock. In this regard, the "Fees and Expenses" section of the prospectus also discloses that the Company will update the fee table and example presentation in the applicable prospectus supplement to reflect the actual fees and expenses that an investor in the Company's common stock will incur. Please disclose that the applicable prospectus supplement will also include updated risk factor, financial data, portfolio holdings/valuation and other disclosure that will be tailored to address the market and other conditions at the time of such offering; for example, the per share dollar amount of dilution, if any, that investors in the offering will incur.

Summary

The sixth paragraph discloses that, as of March 27, 2012, the Company had invested approximately 41.2% of the combined net proceeds from its public offerings. As the Company's base management fee is calculated based on gross assets, and because common shareholders bear this fee and all of the Company's other fees and expenses, disclose the potential impact on the Company's common shareholders where the Company's fees and expenses are greater than the Company's return on its uninvested cash holdings.

Disclose with specificity why the Company is making an offering of its common stock when it has only invested approximately 41.2% of the combined net proceeds from its public offerings.

Disclose whether the Company will offer shares of its common stock irrespective of the amount of uninvested assets that it may have on hand at any particular time. In the alternative, disclose the factors that the Company's board of directors will consider when determining whether to authorize an offering of the Company's common stock.

GSV Capital

In the first sentence of the fourth paragraph, please use a term other than "diversified" to describe the Company's investment portfolio since the Company is not diversified, as defined in the Investment Company Act of 1940.

Investment Opportunity

Update the information contained in the last sentence of the second paragraph to include data for the year 2011.

Risk Factors

Move the risk factors summary section to a more prominent position in the prospectus summary.

Investment Advisory Fees

The investment advisory agreement that the Company has entered into with its investment adviser does not appear to define gross assets, yet the compensation paid the investment adviser is a function of the amount of the Company's gross assets. Please describe in this section how the term "gross assets" is calculated. In your response letter, provide us with your analysis of whether the Company's investment advisory contract comports with the requirement that it precisely describe all compensation to be paid thereunder.

Fees and Expenses

The prospectus supplement that is used for any offering of the Company's common stock should provide a fee table and example presentation that is updated with the most current information available to the Company in accordance with SEC staff positions.

We note the absence of the "Acquired Fund Fees & Expenses" line item from the Company's fee table. *See* Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company will not in the upcoming year make investments in an "Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in an Acquired Fund.

Disclose that the Company does not have any accrued incentive fees "for accounting purposes," as described in the third sentence of footnote (4).

Expand the last sentence of footnote (5) to disclose, if true, that the Company will not issue debt or use leverage during the next twelve months.

Selected Financial and Other Data

The selected balance sheet data presentation should also include a "total liabilities" line item.

The Company's financial statements, portfolio and other information should be updated and presented as of March 31, 2012. The Company's financial resources have significantly changed due to its February 2012 offering and its financial statements dated December 31, 2011 do not reflect the significant change to the Company's capital structure.   Furthermore, as the Company has made several significant investments since December 31, 2011, these updated financial statements should be provided to investors.

Risk Factors - Investors in any future offering pursuant to this prospectus and any accompanying prospectus supplement may incur immediate and substantial dilution.

The information included in this risk factor should be updated in the accompanying prospectus supplement to indicate, when applicable, that investors "will" incur immediate and substantial dilution and also to provide the actual amount of dilution that investors will incur.

Price Range of Common Stock and Distributions

Update and complete the tabular presentation of the "Fiscal 2012 First Quarter" to include information through the entire period ending March 31, 2012.

Recent Developments

Include the approximate amount of transaction costs for each of the transactions identified in this section.

Expand the last paragraph to identify, as of a recent date, the approximate amount that the Company has on deposit in escrow and the total approximate amount of additional equity investments that the Company has committed to make.

Plan of Distribution

Expand the disclosure to indicate the extent to which the Company's common shareholders will directly or indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriters have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Accounting Comments

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

Please file as an exhibit the legality opinion, and related consent of counsel, regarding the shares being registered in a pre-effective amendment to the Company's registration statement on Form N-2. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's board of directors, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel